June 30, 2005

By Facsimile ((212) 603-2001) and U.S. Mail

Richard S. Green, Esq.
Thelen Reid & Priest LLP
875 Third Avenue
New York, NY  10022

	Re:	Pure World, Inc.
		Schedule TO-C filed June 6, 2005
		Filed by Naturex Acquisition Corp. and Naturex S.A.

		Schedule TO-T filed June 17, 2005
		Filed by Naturex Acquisition Corp. and Naturex S.A.

Dear Mr. Green:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedules TO-C
1. We note the statement that Naturex disclaims any obligation to update or revise the information contained in any "forward-looking statement." This disclaimer is inconsistent with the requirements of
General Instruction F of Schedule TO and your obligations under Rule
14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future tender offer materials.


Schedule TO-T

Offer to Purchase

Terms of the Tender Offer, page 8
2. We note the disclosure in the fourth paragraph of this section that Naturex "may be deemed to beneficially own the Shares)... to be tendered by Koether Stockholders pursuant to the Stockholder Agreement." Isn`t your purchase of the "Koether Shares" contingent on consummation of the tender offer? As we read the Stockholder Agreement, that purchase will not occur unless the offer closes. If that is not your reading of the Agreement, please advise in your response letter. As you know, if Naturex is deemed to have acquired the Koether Shares already, this will impact the disclosure required under applicable federal securities laws.

Withdrawal Rights, page 13
3. The disclosure in the third paragraph in this section is confusing and does not appear consistent with your obligations as a bidder under Regulation 14D. Describe with specificity those circumstances under which you believe the Depositary could, consistent with our rules, retain tendered Shares without allowing withdrawal rights where the bidder is "delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer." Otherwise, delete the statement.

Certain U.S. Federal Income Tax Consequences, page 14
4. We note your disclosure that this section summarizes "certain" of the material federal income tax consequences of the tender offer and merger. Please ensure that you discuss all such material consequences. Also, delete the reference to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Certain Information Concerning the Company, page 15
5. We note the statement that none of the bidders or their affiliates intend to update the financial projections to reflect the occurrence of future events. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid this statement in all future tender offer materials.



Certain Projections Provided by the Company, page 16
6. We note that you have summarized some the financial projections provided by Pure World to you. Please provide us with a copy of the complete financial projections and tell us your basis for not disclosing the information in its entirety.
7. Summarize the material assumptions underlying the projections presented.

Source and Amount of Funds, page 18
8. Please disclose the current interest rate with respect to your existing credit facilities. With respect to your new credit facilities, provide the terms of the facilities as required by Item
1007(d) of Regulation M-A.

Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Christina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions

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Richard S. Green, Esq.
Thelen Reid & Priest LLP
June 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE